Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Haselbush, Jack G. (Last) (First) (Middle) 5637 Taylor Lane (Street) Fort Collins, CO 80528 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 7/24/00		4. Issuer Name and Ticker or Trading Symbol Vail Banks, Inc. (VAIL)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give ___(1) Other (specify title below) below)		6. If Amendment, Date of Original (Month/Day/Year) 8/3/00
			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	41,315	D
Common Stock	20,274	I	F1
Common Stock	226,650	I	F2
Common Stock	96,496	I	F3

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
1:	Held by Mr. Haselbush indirectly as a General Partner of Haselbush Enterprises, LLLP.
2:	Held by Mr. Haselbush, as trustee for the United Valley Bank Restated Employee Stock Ownership 401(i) Plan and Retirement Trust ("UVB ESOP/401(k)"). The UVB ESOP/401(k) was terminated as of July 13, 2000.
3:	Held by Mr. Haselbush indirectly as a participant in the UVB ESOP/401(k). Number of shares is subject to adjustment.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jack G. Haselbush Jack G. Haselbush	4/5/02 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
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